Exhibit 12.1

TRANSDIGM GROUP INCORPORATED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

	Fiscal Years Ended September 30,					Thirteen Week Period Ended
	2012	2011	2010	2009	2008	Dec 29 2012	Dec 31 2011
Earnings:
Total earnings	324,969	152,225	163,445	162,902	133,126	74,170	65,105
Income tax provision	162,900	77,200	87,390	88,100	73,476	35,800	31,100

Pre Tax Earnings	487,869	229,425	250,835	251,002	206,602	109,970	96,205
Fixed charges:
Interest charges	211,906	185,256	112,234	84,398	92,677	62,876	49,061
Interest factor of operating rents	2,602	1,959	1,398	1,095	1,052	713	539

Total fixed charges	214,508	187,215	113,632	85,493	93,729	63,589	49,600
Earnings as adjusted	702,377	416,640	364,467	336,495	300,331	173,559	145,805
Ratio of earnings to fixed charges	3.3	2.2	3.2	3.9	3.2	2.7	2.9

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consists of interest expense, amortization of debt issue costs and the portion (approximately 33%) of rental expense that management believes is representative of the interest component of rental expense.